UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 9, 2017

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

RATIO OF EARNINGS TO FIXED CHARGES OF FIBRIA CELULOSE S.A.

The following table contains our consolidated ratios of earnings to fixed charges for the years ended December 31, 2016, 2015, 2014, 2013 and 2012, and for the nine-month periods ended September 30, 2017 and 2016.

	For the Nine-Month Period Ended September 30,				For the Year Ended December 31,
	2017		2016		2016		2015		2014		2013		2012
	(in thousands of reais)
Computation of Earnings:
Pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees	R$	1,195,735	R$	3,155,076	R$	3,044,418	R$	(161,334)	R$	22,512	R$	(343,576)	R$	(989,138)
Plus fixed charges	R$	823,021	R$	497,106	R$	717,329	R$	479,286	R$	475,780	R$	575,877	R$	681,839
Plus amortization of capitalized interest	R$	34,552	R$	16,329	R$	26,647	R$	10,773	R$	23,955	R$	22,118	R$	72,840
Less interest capitalized	R$	(136,003)	R$	(70,330)	R$	(108,668)	R$	(9,147)	R$	(1,496)	R$	(704)	R$	(2,406)
Total (loss) earnings	R$	1,917,305	R$	3,598,181	R$	3,679,726	R$	319,578	R$	520,751	R$	253,715	R$	(236,865)

Computation of Fixed Charges:
Interest expensed and capitalized	R$	823,021	R$	497,106	R$	717,329	R$	479,286	R$	475,780	R$	575,877	R$	681,839
Plus amortized premiums, discounts and capitalized expenses related to indebtedness	R$	34,552	R$	16,329	R$	26,647	R$	10,773	R$	23,955	R$	22,118	R$	72,840
Plus estimate of the interest within rental expense	R$	3,304	R$	3,306	R$	4,478	R$	3,692	R$	3,803	R$	3,652	R$	3,322
Total fixed charges	R$	860,877	R$	516,741	R$	748,454	R$	493,751	R$	503,538	R$	601,647	R$	758,001
Ratio of Earnings to Fixed Charges		2.23x		6.96x		4.92x		(A)		1.03x		(A)		(A)

(A)       Due to our exchange rate variation impacts for the years ended December 31, 2015, 2013 and 2012, our ratio coverage was less than 1.00 to 1.00. We would have needed to generate additional earnings of at least R$174,173 thousand, R$347,932 thousand and R$994,866 thousand to achieve a ratio coverage of at least 1.00 to 1.00 for the years ended December 31, 2015, 2013 and 2012, respectively.

Computation of ratio of earnings to fixed charges

The ratio of earnings to fixed charges, as well as any deficiency of earnings are determined using the following applicable factors:

•             Earnings available for fixed charges are calculated first, by determining the sum of: (a) pre-tax income (loss) from continuing operations before adjustment for income or loss from equity investees and non-controlling interest; (b) distributed income of equity investees; (c) fixed charges, as defined below; and (d) amortization of capitalized interest, if any. From this total, we subtract capitalized interest and non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges.

•             Fixed charges are calculated as the sum of: (a) interest costs (both expensed and capitalized); (b) amortization of debt expense and discount or premium relating to any indebtedness; (c) our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges: and (d) one third of the operating lease expenses as an estimated amount of the interest within lease expenses.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2017

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO

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